ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 15, 2022	Michelle Huynh
T +1 617 235 4614
michelle.huynh@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Selective Credit Fund (the “Fund”), File No. 811-22378

Dear Ms. Dubey:

Thank you for your oral comments provided on August 18, 2022, regarding your review of the Trust’s Amendment No. 100 to its registration statement (“Amendment No. 100”), which was filed with the Securities and Exchange Commission (the “Commission”) on Form N-1A on July 29, 2022, pursuant to Section 8(b) under the Investment Company Act of 1940, as amended, and became effective immediately upon filing. The Trust intends to incorporate any changes made in response to the comments set forth below into the Trust’s next annual updating amendment to its registration statement with respect to the Fund if such changes continue to be appropriate for the Fund at the time of filing such amendment.

Your comments are summarized below to the best of our understanding, followed by the Trust’s responses. Capitalized terms used and not defined herein have the meanings given to them in Amendment No. 100.

Private Placement Memorandum (“PPM”)

1.

Comment: The third paragraph under “Principal Investment Strategies” on page 4 states: “The Fund will normally invest at least 25% of its total assets in mortgage-backed securities, including privately-issued (commonly known as ‘non-agency’) securities.” Please disclose in an appropriate location that this 25% investment policy is fundamental and may only be changed by a vote of the Fund’s shareholders. The staff notes that this 25% investment policy appears to be inconsistent with the Fund’s fundamental investment policy not to concentrate in any industry (the “Fundamental Concentration Policy”), as disclosed in the SAI.

Response: As noted in prior correspondence, dated October 27, 2015, with the staff, the Fund is not aware of any published guidance from the SEC or its staff that privately issued mortgage- and asset-backed securities are part of an industry. In addition, the Fund notes that the referenced disclosure relating to the Fundamental Concentration Policy is consistent with the position taken

September 15, 2022

and disclosed by a number of other registered investment companies. Although the Fund does not take the view that mortgage- or other asset-backed securities are part of an industry for purposes of the Fund’s industry concentration policy, the Fund will normally invest at least 25% of its total assets in mortgage-backed securities, including privately-issued securities, and therefore discloses such 25% policy as a principal investment strategy in accordance with the requirements of Form N-1A.

2.

Comment: Please consider disclosing under “Principal Investment Strategies” that the Fund focuses on non-agency residential mortgage-backed securities (“RMBS”), in light of the Fund’s most recent shareholder report filed on Form N-CSR, which showed 88.3% of the Fund’s assets invested in non-agency RMBS.

Response: In light of the staff’s comment, the Trust intends to include disclosure similar to the below in the Trust’s next annual updating amendment to its registration statement with respect to the Fund:

The Fund has historically invested a substantial portion of its assets in non-agency residential mortgage-backed securities (“RMBS”), and, as of March 31, 2023, [X]% of the Fund’s assets were invested in non-agency RMBS.

3.	Comment: Please reorder the Fund’s principal risks in order of importance rather than alphabetically.

Response: The Trust respectfully declines to make the requested change at this time. The Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors.

4.

Comment: The third sentence under “Temporary Defensive Strategies” on page 32 states: “In implementing these strategies, the Fund may invest primarily in, among other things, U.S. Government and agency obligations . . . or any other securities or instruments that the portfolio managers consider consistent with such defensive strategies or deemed consistent with the then existing market conditions.” Please delete the bolded/underlined language, as temporary defensive strategies must be defensive.

Response: The Trust respectfully declines to make the requested change. The Trust notes that the following sentence under “Temporary Defensive Strategies” provides context for the above-referenced language in a manner consistent with the staff’s comment: “The Fund’s Adviser then may, but is not required to, temporarily use alternative strategies that are mainly designed to limit the Fund’s exposure to such adverse conditions under the circumstances.”

5.

Comment: On page 35, the last sentence under “—Limited Liability of Trustees” states: “The Trustees, as trustees of a registered investment company, may have a number of duties ascribed to them under the 1940 Act and the foregoing provisions are not intended to eliminate or alter those duties.” The staff understands that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees and other persons. We view such declaration of trust provisions as inconsistent with federal securities laws. Please disclose that, notwithstanding anything to the contrary in the Trust’s Declaration of Trust that modifies, restricts or eliminates the duties or liabilities of trustees, any such provisions shall not apply to or in any way limit the duties (including state law duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

September 15, 2022

Response: In light of the staff’s comment, the Trust intends to replace the above referenced sentence with the following language:

No provision of the Declaration is intended to limit or eliminate any duty under the federal securities laws (including any fiduciary duties of loyalty and care) a Trustee or officer owes to the Trust with respect to claims asserted under the federal securities laws.

Statement of Additional Information

6.

Comment: The “Fundamental Investment Policies” section states that “the Fund takes the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, and therefore the 25% concentration restriction noted above does not apply to such securities.” Please revise this sentence to state that only government-issued MBS and ABS do not represent interest in any industry.

Response: The Trust respectfully declines to make the requested change. The Trust is not aware of any published guidance from the Commission or its staff that establishes that all non government-issued mortgage-backed securities or asset-backed securities are part of an industry.

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We believe that this submission fully responds to your comments. Please feel free to call me at (617) 235-4614 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Michelle Huynh
Michelle Huynh

cc:	Adam D. Rossetti, Esq.
Carolyn Liu-Hartman, Esq. Timothy W. Diggins, Esq. Jeremy C. Smith, Esq.